上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

05007899

Our Ref: SIHL/ADR/05

29th April 2005

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 28th April 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in accordance with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

RECEIVED
2005 MAY 16 A 10:5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Fax: 2585 0800)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post
Publication Date : 29th April 2005

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shanghai Industrial Holdings Limited (the "Company") will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on 26th May 2005 (Thursday) at 3:00 p.m. for the following purposes:-

ORDINARY BUSINESS

1. To receive and consider the audited Consolidated Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended 31st December 2004.
2. To declare a final dividend for the year ended 31st December 2004.
3. To re-elect the retiring Directors and to authorise the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following ordinary resolutions:

5. To grant a general and unconditional mandate to the Directors to repurchase issued and fully-paid shares not exceeding 10 percent of the aggregate nominal amount of the shares of the Company in issue at the date of passing the resolution.
6. To grant a general and unconditional mandate to the Directors to allot, issue and deal with shares of the Company with an aggregate nominal value not exceeding 20 percent of the aggregate nominal amount of the shares of the Company in issue at the date of passing the resolution.
7. Conditional on the passing of resolutions 5 and 6, to extend the general and unconditional mandate granted by resolution 6 by adding thereto the shares repurchased pursuant to the general mandate granted by resolution 5.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 28th April 2005

Registered Office:
26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong.

Notes:

1. This is a summary of the full text of the notice of the Annual General Meeting. The full text of resolutions 5, 6 and 7 is set out in the notice of the Annual General Meeting which included in the 2004 annual report to be depatched to shareholders on 29th April 2005. The annual report and form of proxy can also be viewed and downloaded from the Company's website at www.sihl.com.hk or the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.
2. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote on his behalf. A proxy need not be a member of the Company.
3. A form of proxy for use at the meeting is enclosed.
4. To be valid, a form of proxy and the power of attorney or other authority, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting(s) or poll (as the case may be). Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.
5. The register of members of the Company will be closed from 23rd May 2005 (Monday) to 26th May 2005 (Thursday), both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited of 28th Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:00 p.m. on 20th May 2005 (Friday).

As at the date of this notice, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Lu Da Yong, Mr. Ding Zhong De, Mr. Lu Shen, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis